SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           Notification of Late Filing

                        Commission File Number  0-18224

         (Check one):  o  Form 10-K and Form 10-KSB  o  Form 11-K
                       o  Form 20-F         |X| Form 10-Q and Form 10-QSB
                       o  Form N-SAR

         For period ended                   March 31, 1996

         o        Transition Report on Form 10-K and 10-KSB
         o        Transition Report on Form 20-F
         o        Transition Report on Form 11-K
         o        Transition Report on Form 10-Q and Form 10-QSB
         o        Transition Report on Form N-SAR

         For the transition period ended

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:




                                     PART I

                             REGISTRANT INFORMATION


         Full name of registrant                   NuOasis Gaming, Inc.

         Former name if applicable   E.N. Phillips Company

         Address of principal executive office (Street and Number)

            2 Park Plaza, Suite 470

         City, State and Zip Code            Irvine, California  92714

                                     PART II

                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate boxes.)

(a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
 |X|   (b) The subject  annual  report,  semiannual  report,
        transition  report on Forms 10-K, 10- KSB, 20-F, 11-K
        or Form N-SAR,  or portions  thereof will be filed on
        or  before  the  15th   calendar  day  following  the
        prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



                                    PART III

                                    NARRATIVE

                                 Not applicable.



                                     PART IV

                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

    Steven H. Dong                   (714)             533-5382, ext. 21
    --------------------------------------------------------------------------
    (Name)                           (Area Code)  (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter periods that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                      |X|  Yes     o  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                  [x]  Yes    o  No

     The Registrant's wholly-owned subsidiary, Ba-Mak (whose consolidated operations constituted the Registrant's only revenue-producing operation in fiscal year 1995) suffered substantial losses since inception and on October 28, 1994 filed a Chapter 11 Petition with the United States District Court (Bankruptcy Division) for the Eastern District of Louisiana, Bankruptcy Case #94-13661. In April 1995, Ba-Mak's operations ceased following the Bankruptcy Court's conversion of its Chapter 11 proceeding into a Chapter 7 of the Bankruptcy Code. The Chapter 7 Trustee took possession of Ba-Mak's assets and liquidated such assets for the benefit of Ba-Mak's bankruptcy estate. The Registrant had no current operations during the quarter ended March 31, 1996. As a result, it is anticipated that the earnings statements will reflect the change in operations from the quarter ended, March 31, 1995.



                              NuOasis Gaming, Inc.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: May 14, 1996                                   By:/s/Steven H. Dong
                                                        -----------------
                                      Steven H. Dong, Chief Financial Officer

             The Registrant's wholly-owned subsidiary, Ba-Mak (whose consolidated operations constituted the Registrant's only revenue-producing operation in fiscal year 1995) suffered substantial losses since inception and on October 28, 1994 filed a Chapter 11 Petition with the United States District Court (Bankruptcy Division) for the Eastern District of Louisiana, Bankruptcy Case #94-13661. In April 1995, Ba-Mak's operations ceased following the Bankruptcy Court's conversion of its Chapter 11 proceeding into a Chapter 7 of the Bankruptcy Code. The Chapter 7 Trustee took possession of Ba-Mak's assets and liquidated such assets for the benefit of Ba-Mak's bankruptcy estate. The Registrant had no current operations during the quarter ended March 31, 1996. As a result, it is anticipated that the earnings statements will reflect the change in operations from the quarter ended March 31, 1996.



                              NuOasis Gaming, Inc.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: May 14, 1996                                   By:
                                  Steven H. Dong, Chief Financial Officer